ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

05010478

August 8, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 15 2005
WASH, D.C. 199 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: ~~FJH~~ FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of July 19, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

DOCSNY1:863595.12
13024-2 JG9/JG9

FILE NO.
82-5077

Dear Mr. Gaebel,

please find below the just published ad hoc release:

The Executive Board of the Prime Standard listed consulting and software company, FJH AG (ISIN DE0005130108), has resolved to implement another part of the already announced capital increase within the scope of the overall financing concept. The subscription period will begin on 19 August 2005 and end on 2 September 2005. The current authorised capital of the company of Euro 9,041,999 will be increased in partial utilisation of the authorisation under the approved Capital I and in full utilisation under the approved Capital II by up to Euro 1,228,001. Accordingly, 1,228,001 new non-par-value bearer shares will be issued with a subscription right at a price of Euro 2.20. The subscription ratio is 15 : 2, trade in subscription rights will not take place. The part of the capital increase which shareholders do not subscribe is guaranteed by an investor.

From this corporate action, Euro 2.7 million Euro will flow to the company. The remaining part of the announced capital increase will be implemented over the course of the year. With this allocation, the company is ensuring a continuous inflow of capital, further strengthening the capital base for the restructuring of the company and improving its equity capitalisation.

FJH AG
Martina Faßbender
Leonhard-Moll-Bogen 10
81373 München
Telefon: +49 (0) 89 769 01 - 517
Fax: +49 (0) 89 769 01 606
E-Mail: martina.fassbender@fjh.com
Internet: www.fjh.com
München, 8. August 2005